UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, the registration statement on Form F-3ASR (Registration Number 333-291657) of the Company, filed by the Company with the SEC on November 19, 2025 (the “Resale Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Resale Registration Statement, and the registration statement on Form F-3 (Registration Number 333-297091) of the Company, filed by the Company with the SEC on June 29, 2026, as amended on July 24, 2026, and into each prospectus or prospectus supplement outstanding under such registration statement, and ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chief Legal Officer

On July 22, 2026, the Company appointed Howard Steinberg as the Company’s Chief Legal Officer, effective immediately.

Howard Steinberg brings 30+ years of managing legal, regulatory and reputational risk to his role as Chief Legal Officer to the Company.  In addition to senior roles with Goldman Sachs and Merrill Lynch, Mr. Steinberg has served as General Counsel/Chief Legal Officer or Chief Compliance Officer for over two decades, holding broad coverage responsibilities across sophisticated businesses and regulated public and private companies, primarily in the financial institution/fintech space.  Most recently, Mr. Steinberg served as Chief Legal Officer, Chief People Officer & Corporate Secretary for Plural Energy, from January 2024 to October 2025; as SVP, General Counsel & Head of Regulatory with Forge Global (NYSE: FRGE) from 2022 to 2023; General Counsel, Chief Regulatory Officer & Corporate Secretary with Long-Term Stock Exchange from 2018 to 2021; and as Vice President, Regulatory Practice Group with Goldman Sachs (NYSE:GS) from 2013-2018.  In addition, Mr. Steinberg was EVP, General Counsel with Mohegan Hill Development, a real estate private equity company (2007-2012), US Chief Legal Officer & Head of Compliance with Scotiabank (NYSE: BNS) (2002-2007) and Managing Director and General Counsel with Nomura Securities (NYSE: NMR) (1997-2001).

Mr. Steinberg holds a J.D. from NYU School of Law and a B.A. from Brandeis University.

Appointment of Managing Director

On July 22, 2026, the Company appointed Keren Maimon as the Company’s Managing Director, reporting to the Company’s Chief Executive Officer, effective immediately.

Termination of Advisory Services agreement

On July 29, 2026, the Company executed a termination notice (“Termination Notice”) with Pulsar Group Ltd. (“Pulsar”) to terminate that certain Advisory Services agreement, dated as of February 9, 2026, by and between the Company and Pulsar, as amended from time to time (the “Advisory Agreement”). Pursuant to Section 2.3.1 of the Advisory Agreement, the parties may mutually terminate the Advisory Agreement and thereby terminated the Advisory Agreement effective as of July 29, 2026 without further cost or obligation to each other.

A copy of the Termination Notice is attached hereto as Exhibit 10.1 and incorporated herein by reference. The description of the Termination Notice contained herein is qualified in its entirety by reference to such exhibit.

Exhibit No.	Description
10.1	Termination Notice, dated July 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2026	BRERA HOLDINGS PLC

	By:	/s/ Ron Sade
Ron Sade
Chief Executive Officer

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